UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
(Amendment No. 9)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Eagle Bulk Shipping Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Y2187A127
(CUSIP Number)

Todd E. Molz Managing Director and General Counsel Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071
(213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2187A127	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Opps EB Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,144,449[1]
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 28,144,449[1]
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,144,449[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.47% [2]
14	TYPE OF REPORTING PERSON OO

_____________________
1
Consists of (i) 28,144,085 shares of Common Stock, par value $0.01 (“Common Stock”), of Eagle Bulk Shipping Inc. (the “Issuer”); and (ii) 364 shares of Common Stock issuable upon exercise of the warrants (the “Warrants”) issued and distributed by the Issuer to the Reporting Persons in connection with the Restructuring (as defined below).

2
The percentages are calculated based upon (i) the 73,155,074 shares of Common Stock reported to be outstanding as of May 7, 2019 by the Issuer in its form 10-Q for the quarterly period ended March 31, 2019, filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2019; and (ii) the 364 shares of Common Stock issuable upon exercise of the Warrants but excluding (x) shares of Common Stock issuable upon exercise of the Warrants issued and distributed by the Issuer in connection with the Restructuring (other than Warrants held by the Reporting Persons), and (y) any shares issued pursuant to a management incentive plan.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,144,449*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 28,144,449*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,144,449*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.47%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the sole director of OCM Opps EB Holdings, Ltd.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,144,449*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 28,144,449*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,144,449*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.47%
14	TYPE OF REPORTING PERSON CO

*	Solely in its capacity as general partner of Oaktree Capital Management, L.P.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 5 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,144,449*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 28,144,449*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,144,449*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.47%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the sole shareholder of Oaktree Holdings, Inc.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 6 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,144,449*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 28,144,449*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,144,449*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.47%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 7 of 9

Item 1.	Security and Issuer

This Amendment No. 9 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 24, 2014, as amended by that certain Amendment No. 1 filed with Securities and Exchange Commission on January 14, 2015, that certain Amendment No. 2 filed with the Securities and Exchange Commission on August 17, 2016, that certain Amendment No. 3 filed with the Securities and Exchange Commission on September 8, 2016, that certain Amendment No. 4 filed with the Securities and Exchange Commission on December 15, 2016, that certain Amendment No. 5 filed with the Securities and Exchange Commission on January 24, 2017, that certain Amendment No. 6 filed with the Securities and Exchange Commission on November 23, 2018, that certain Amendment No. 7 filed with the Securities and Exchange Commission on December 19, 2018 and that certain Amendment No. 8 filed with the Securities and Exchange Commission on December 31, 2018 (collectively, this “Schedule 13D”), by (i) OCM Opps EB Holdings, Ltd., a Cayman Islands exempted company; (ii) Oaktree Capital Management, L.P., a Delaware limited partnership; (iii) Oaktree Holdings, Inc., a Delaware corporation; (iv) Oaktree Capital Group, LLC, a Delaware limited liability company; and (v) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (collectively, the “Reporting Persons”), with respect to the common stock, par value $0.01 (the “Common Stock”) of Eagle Bulk Shipping Inc., a Republic of the Marshall Islands corporation (the “Issuer”). The address of the principal executive office of the Issuer is 300 First Stamford Place 5th Floor Stamford, CT 06902.

The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 9) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

As of July 29, 2019, as reflected in this Schedule 13D, the Reporting Persons beneficially owned that number of Common Shares (the “Subject Shares”), set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented by adding thereto the following:

On various dates through July 29, 2019, EB Holdings acquired in multiple transactions 1,924,547 shares of Common Stock, at prices ranging from $4.35 to $4.82, for an aggregate purchase price of $9,063,662.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows.

“(a) and (b)

The information contained on the cover pages and Item 1 of this Schedule 13D is incorporated herein by reference.

Ownership percentages set forth in this Schedule 13D are based on a total of (i) the 73,155,074 shares of Common Stock reported to be outstanding as of May 7, 2019 by the Issuer in its form 10-Q for the quarterly period ended March 31, 2019, filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2019; and (ii) the 364 shares of Common Stock issuable upon exercise of the Warrants but excluding (x) shares of Common Stock issuable upon exercise of the Warrants issued and distributed by the Issuer in connection with the Restructuring (other than Warrants held by the Reporting Persons), and (y) any shares issued pursuant to a management incentive plan. .

EB Holdings directly holds (i) 28,144,085 shares of Common Stock and has the sole power to vote and dispose of such Common Stock and (ii) 364 Warrants. Each Warrant is exercisable by EB Holdings for one share of Common Stock at an exercise price of $556.40 per share (subject to certain antidilutive adjustments). The Warrants will expire pursuant to their terms on October 15, 2021.

Management, in its capacity as the sole director of EB Holdings has the ability to direct the management of the business of EB Holdings, including the power to vote and dispose of securities held by EB Holdings; therefore, Management may be deemed to beneficially own the Subject Shares.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 8 of 9

Holdings, Inc., in its capacity as the general partner of Management, has the ability to direct the management of Management’s business, including the power to direct the decisions of Management regarding the voting and disposition of securities held by EB Holdings; therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of the Subject Shares.

OCG, in its capacity as the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the voting and disposition of securities held by EB Holdings. Therefore, OCG may be deemed to have indirect beneficial ownership of the Subject Shares.

OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities held by EB Holdings; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Subject Shares.

(c)

Except for the transaction described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

Item 6 is incorporated by reference into this Item 5(c).

(d) and (e)

Not applicable.”

CUSIP No. Y2187A127	SCHEDULE 13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of July 29, 2019.

OCM OPPS EB HOLDINGS, LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President